Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF THE IMMUNE RESPONSE CORPORATION

(Pursuant to Section 242 of the

Delaware General Corporation Law)

The Immune Response Corporation (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law, does hereby certify:

FIRST: That the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its stockholders to effect a combination/reverse stock split (the “Reverse Split”) of the Corporation’s issued and outstanding Common Stock at a ratio of 1:100. To this end, the Board of Directors has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Certificate of Incorporation to effect the Reverse Split; and (ii) declaring such amendment to be advisable for the Corporation and its stockholders; and (iii) further declaring such amendment to be within the discretion granted to the Board of Directors by the stockholders.

SECOND: That the stockholders of the Corporation have authorized and approved the Reverse Split.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

FOURTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH: That upon the effective time of this Certificate of Amendment of Certificate of Incorporation, section (A) of Article IV of the Certificate of Incorporation shall be amended such that, as amended, said section shall read in its entirety as follows:

“(A) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Forty-Five Million (45,000,000) of which Thirty-Five Million (35,000,000) shares of the par value of One-Fourth of One Cent ($.0025) each shall be Common Stock (the “Common Stock”) and Ten Million (10,000,000) shares of the par value of One-Tenth of One Cent ($.001) each shall be Preferred Stock (the “Preferred Stock”). Upon the effective time of this amendment of this Article IV (the “Effective Time”), each 100 shares of the Common Stock, par value $0.0025 per share, of the Corporation issued and outstanding or held in treasury shall be combined into, reclassified as and changed into 1 share of Common Stock, par value $0.0025 per share, of the Corporation, without any action by the holders thereof. In lieu of any fractional shares to which a holder of shares of Common Stock of the Corporation would be otherwise entitled, the Corporation shall pay in cash an amount equal to such fractional interest multiplied by the sale price of the Common Stock as last reported on the OTC Bulletin Board on the day immediately before the Effective Time.”

SIXTH: Pursuant to Section 103(d) of the Delaware General Corporation Law, the effective time of the amendment herein certified shall be December 20, 2006, at 12:01 a.m. EST.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Restated Certificate of Incorporation to be executed by Joseph F. O’Neill, its President and Chief Executive Officer, this 19th day of December, 2006.

THE IMMUNE RESPONSE CORPORATION

By:	/s/ Joseph F. O’Neill
Joseph F. O’Neill
President and Chief Executive Officer